Exhibit 21.1

List of Subsidiaries of Mesa Air Group, Inc.

Subsidiaries	Jurisdiction of Incorporation or Organization
Mesa Airlines, Inc.	Arizona
Mesa Air Group—Airline Inventory Management, LLC	Arizona